Exhibit d.3

Amendment No. 1 to EXHIBIT B

to the

Investment Advisory Contract

Marshall Government Income Fund

Effective as of June 1, 2007, for all services rendered by Adviser hereunder, the above-named Portfolio of the Fund shall pay to Adviser and Adviser agrees to accept as full compensation for all services rendered hereunder, an annual investment advisory fee equal to 0.40% of the average daily net assets of the Portfolio.

The portion of the fee based upon the average daily net assets of the Portfolio shall be accrued daily at the rate of 1/365th of 0.40% applied to the daily net assets of the Portfolio.

The advisory fee so accrued shall be paid to Adviser daily.

Witness the due execution hereof this 29th day of May, 2007.

M&I Investment Management Corp.

By:	/s/ Timothy M. Bonin
Title:	Vice President

Marshall Funds, Inc.

By:	/s/ John M. Blaser
Title:	President